Daniel B. Eng 333 Bush Street, Suite 1100 San Francisco, California 94104-2872 Daniel.Eng@lewisbrisbois.com Direct: 415.262.8508

May 11, 2018	File No. 154960.6

Via Edgar

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Blaise Rhodes

Re:	Avino Silver & Gold Mines Ltd. Form 20-F for the Year Ended December 31, 2016 Filed March 10, 2017 File No. 001-35254

Dear Mr. Rhodes:

We are submitting this letter on behalf of Avino Silver & Gold Mines Ltd. (the “Company”) in response to a request from the staff (the “Staff”) of the Securities and Exchange Commission to provide additional information in connection with the Staff’s review of the Company’s Form 20-F for the year ended December 31, 2016. The questions and responses set forth below are based on our understanding of a telephone conversation with the Staff held on April 13, 2018. All of the responses in this letter are based on information provided to Lewis Brisbois by representatives of the Company.

1. The Company has supplementary submitted the following loan/lease contracts with the following entities by a separate letter pursuant to Rule 12b-4.

•	Samsung Sale and Purchase and Term Facility Agreements;

•	Caterpillar Lease Agreement; and

•	Sandvik Lease Agreement.

2. Loan agreements. As discussed above, the Company has entered into certain term facility and lease agreements mentioned above.

ARIZONA • CALIFORNIA • COLORADO • CONNECTICUT • FLORIDA • GEORGIA • ILLINOIS • INDIANA • KANSAS • KENTUCKY

LOUISIANA • MARYLAND • MASSACHUSETTS • MISSOURI • NEVADA • NEW JERSEY • NEW MEXICO • NEW YORK

NORTH CAROLINA • OHIO • OREGON • PENNSYLVANIA • RHODE ISLAND • TEXAS • WASHINGTON • WEST VIRGINIA

United States Securities and Exchange Commission

Division of Corporation Finance

Re: Avino Silver & Gold Mines Ltd.

May 11, 2018

3. What are the amounts and terms for building out the mines.

The Avino Mine was built using funds primarily raised from equity financings and from internally generated cash flows from the San Gonzalo Mine. In 2014 and 2015, the Company raised approximately US$13.1 million from the issuance of common shares in public and private equity offerings and through the exercise of stock options.

Further, on July 8, 2015, the Company entered into US$10.0 million term facility with Samsung C&T UK under which it agreed to sell concentrate from the Avino mine for a twenty-four (24) month period. Proceeds were used to fund ongoing operations, including mine development. Prior to entering into the Samsung term facility, the Company purchased new mining equipment through equipment lease facilities provided by Caterpillar and Sandvik.

4. Please describe the time difference between the sales agreement and any loan agreement.

The Company does not believe there was a significant time difference between the signing of the long-term sales agreement and the term facility agreement, both of which were signed with Samsung C&T UK. As disclosed above, on July 8, 2015, the Company agreed to sell to Samsung C&T UK, the Avino Mine concentrate for a twenty four (24) month period and entered into a US$10.0 million term facility, the proceeds of which were used to fund ongoing Company operations.

5. Discuss the Company’s position of development costs in exploration and evaluation assets.

As at December 31, 2017, the Company has no development-type costs in exploration and evaluation assets related to the Avino ET mine. The Company’s position on the development-type costs that were historically included in exploration and evaluation assets during the year ended December 31, 2015 and for the three-month period ended March 31, 2016 is that they were immaterial to the users of the Company’s financial statements after being offset by proceeds for sales prior to declaring commercial production on April 1, 2016, upon which all development-type costs were tested for impairment and transferred to plant, equipment and mining properties.

6. Clarify the Company’s accounting policy with respect to the factors it will consider with respect to the determination of technical feasibility and commercial viability.

The Company proposes to clarify its accounting policy as follows:

Exploration and Evaluation Assets

The Company capitalizes all costs relating to the acquisition, exploration and evaluation of mineral claims. Expenditures incurred before the Company has obtained the legal rights to explore a specific area are expensed. The Company’s capitalized exploration and evaluation costs are classified as intangible assets. Such costs include, but are not limited to, ramp advancement, camp costs, geophysical studies, exploratory drilling, and geological and sampling expenditures. Proceeds from the sale of mineral products or farm outs during the exploration and evaluation stage are deducted from the related capitalized costs.

LEWIS BRISBOIS BISGAARD & SMITH LLP www.lewisbrisbois.com

United States Securities and Exchange Commission

Division of Corporation Finance

Re: Avino Silver & Gold Mines Ltd.

May 11, 2018

All capitalized exploration and evaluation expenditures are monitored for indications of impairment. Where a potential impairment is indicated, assessments are performed for each area of interest. To the extent that exploration expenditures are not expected to be recovered, the expenditures for the area of interest are written down and charged to operations. The aggregate costs related to abandoned mineral claims are charged to operations at the time of abandonment. An impairment charge relating to a mineral claim may be subsequently reversed if new exploration results or actual or potential proceeds on sale or farm out of the property result in a revised estimate of the recoverable amount, but only to the extent that this does not exceed the original carrying value of the property that would have resulted if no impairment had been recognized.

Borrowing costs incurred that are attributable to qualifying exploration and evaluation assets are capitalized and included in the carrying amounts of qualifying assets until those qualifying assets are ready for their intended use, which would generally occur upon the advancement of the project past the exploration and evaluation and development stages to production at levels intended by management. Borrowing costs are capitalized as incurred while activities and expenditures necessary to prepare the qualifying assets for intended use are in progress. All other borrowing costs are expensed in the period in which they are incurred. In the case of funds borrowed that are directly attributable to qualifying assets, the amount capitalized represents the actual borrowing costs incurred on the specific borrowings.

When the technical feasibility and commercial viability of extracting mineral resources have been demonstrated, exploration and evaluation costs are assessed for impairment, reclassified to mining properties and become subject to depletion. Management considers the technical feasibility and commercial viability of extracting a mineral resource to be demonstrable upon the completion of a positive feasibility study and the establishment of mineral reserves. For certain mineral projects, management may determine the completion of a feasibility study to be cost prohibitive, unnecessary or to present undue risk to the structural integrity of the ore body. Under such circumstances, management considers technical feasibility to be demonstrable when the Company has obtained the necessary environmental and mining permits, land surface and mineral access rights, and the mineral project can be physically constructed and operated in a technically sound manner to produce a saleable mineral product. In assessing whether commercial viability is demonstrable, management considers if its internal economic assessment indicates that the mineral project can be mined to generate a reasonable return on investment for the risk undertaken, markets or long-term contracts for the product exist and whether management and the board of directors have approved the project to proceed to development.

7. Based on the issues raised, management has reconsidered whether the Avino ET mine entered the development stage before April 1, 2016. Based on the facts, circumstances and technical accounting guidance available at that time, management is satisfied that its judgment that commercial viability had not been reached prior to April 1, 2016 is reasonable. Management believes that if a judgment had been made that commercial viability had been reached earlier than April 1, 2016 using technical accounting guidance published subsequent to this date, the Company does not believe that an earlier transition from the exploration stage would be material to users of the Company’s financial statements due to the following:

•	Since April 1, 2016, the Company has not incurred development costs that were included in exploration and evaluation properties;

•	The accounting treatment under IFRS 6 and IAS 16 is identical in common practice with regards to the treatment of netting revenues from the pre-production stage, with revenues being offset against costs of development;

LEWIS BRISBOIS BISGAARD & SMITH LLP www.lewisbrisbois.com

United States Securities and Exchange Commission

Division of Corporation Finance

Re: Avino Silver & Gold Mines Ltd.

May 11, 2018

•	The amount and nature of the reclassification in Long-Term Assets from Exploration and Evaluation Assets to Plant, Equipment and Mining Properties at December 31, 2015 in management’s judgment would not be considered material to the users of the Company’s financial statements.

•	Management has performed an impairment test at December 31, 2015 and determined there would be no impairment of the Company’s Avino ET exploration and evaluation assets. Accordingly, there would be no impact from the reclassification on the current or historical Consolidated Statements of Operations and Comprehensive Income.

8. The Company’s position on having revenues netted against Exploration and Evaluation costs is that the accounting treatment under IFRS 6 and IAS 16 is identical with regards to the treatment of netting revenues from the pre-production stage, with revenues being offset against costs of development. It is common industry practice to offset revenues against capitalized Exploration and Evaluation costs during the exploration and evaluation stage. Management’s position is that reporting proceeds from sales during the Exploration and Evaluation Stage on the Statement of Comprehensive Income and offsetting proceeds from sales against Plant, Equipment and Mining Properties during the Development Stage would be inappropriate given the similarities in the assets and that an analogy to IAS 16, paragraph 17(e).

We have noted that the International Accounting Standards Board has proposed narrow‑scope amendments to IAS 16 Property, Plant and Equipment to reduce the diversity in application of the Standard. The proposed amendments would prohibit deducting sales proceeds from the cost of an item of property, plant and equipment while that asset is being made available for use. Instead, a company would recognize those sales proceeds and related costs in profit or loss. Management is monitoring the developments of the proposed amendments and will implement the amendments on the applicable effective date if such amendments are adopted .

9. The Company has determined that the calculation of silver equivalent ounces for the Oxide Tailings Project was incorrect in the Company’s Form 20-F and will be corrected in our future filings.

10. The Company’s top 5 customers:

•	Samsung C&T UK

•	Samsung C&T Hong Kong

•	Ocean Partners USA

•	Ocean Partners UK

•	Trafigura S.A. de C.V

LEWIS BRISBOIS BISGAARD & SMITH LLP www.lewisbrisbois.com

United States Securities and Exchange Commission

Division of Corporation Finance

Re: Avino Silver & Gold Mines Ltd.

May 11, 2018

We hope that the foregoing addresses the Staff’s comments. Please contact the undersigned if you have additional questions.

Respectfully submitted,

/s/ Daniel B. Eng

Daniel B. Eng of LEWIS BRISBOIS BISGAARD & SMITH LLP

DBE:njv

LEWIS BRISBOIS BISGAARD & SMITH LLP www.lewisbrisbois.com